UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58
                                December 31, 1997



                                  CINERGY CORP.
                             139 EAST FOURTH STREET
                             CINCINNATI, OHIO 45202



















*Inquiries concerning this Form U-9C-3 should be directed to:
                                                      Teresa A. Zauss
                                                      Cinergy Corp.
                                                      1000 East Main Street
                                                      Plainfield, Indiana  46168
                                                      (317) 838-1115

                                TABLE OF CONTENTS


 Item                                                                    Page
Number                                                                  Number

  1      Organization Chart . . . . . . . . . . . . . . . . . . . . .      1
  2      Issuances and Renewals of Securities and Capital
           Contributions. . . . . . . . . . . . . . . . . . . . . . .      2
  3      Associate Transactions
           Part I - Transactions Performed by Reporting Companies on
             Behalf of Associate Utility Companies. . . . . . . . . .      3
           Part II - Transactions Performed by Associate Utility
             Companies on Behalf of Reporting Companies . . . . . . .      4
  4      Summary of Aggregate Investment. . . . . . . . . . . . . . .      5
  5      Other Investments. . . . . . . . . . . . . . . . . . . . . .      6
  6      Financial Statements . . . . . . . . . . . . . . . . . . . .      7

         Signatures . . . . . . . . . . . . . . . . . . . . . . . . .      8



                                                     ITEM 1. ORGANIZATION CHART


                                                      Energy or                                     Percentage of
                                                     Gas-Related       Date of       State of          Voting          Nature of
Name of Reporting Company                              Company      Organization   Organization    Securities Held     Business



OMITTED FOR THE FOURTH CALENDAR QUARTER PURSUANT TO INSTRUCTIONS FOR "ITEM 1".


                               ITEM 2. ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


   Associate Company             Energy-Related Company                         Type of                         Net Change in
    Advancing Funds                 Receiving Funds                           Transaction                  Borrowings/Contributions
  ------------------            -----------------------                       -----------                  ------------------------
                                                                                                                (in thousands)

  Cinergy Investments, Inc.
  (Investments)                Enertech Associates, Inc.                 Open account advance                      $  (338)*

  Investments                  Cinergy Engineering, Inc.                 Open account advance                          (24)*

  Investments                   Cinergy Resources, Inc.                  Open account advance                        2,332

  Investments               Cinergy Capital & Trading, Inc.              Open account advance                       23,050

  Investments                    Cinergy-Cadence, Inc.                   Open account advance                        2,825

  Cinergy-Cadence, Inc.           Cadence Network LLC                    Capital contribution                        2,825

  Solutions                  Trigen-Cinergy Solutions LLC                Open account advance                        1,406

  Solutions           Trigen-Cinergy Solutions of Cincinnati LLC         Capital contribution                        8,423





* Parentheses represents net decrease in the amount of borrowings/contributions from associated company



                                                   ITEM 3. ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Utility Companies

Reporting Company       Associate Utility Company        Types of          Direct        Indirect                        Total
    Rendering                  Receiving                 Services           Costs          Costs        Cost of          Amount
    Services                    Services                 Rendered          Charged        Charged       Capital          Billed
-----------------       -------------------------        --------          -------       --------       -------          ------


NONE




                                             ITEM 3. ASSOCIATE TRANSACTIONS (Continued)


Part II - Transactions Performed by Associate Utility Companies on Behalf of Reporting Companies

Associate Utility         Reporting Company          Types of            Direct        Indirect                         Total
Company Rendering             Receiving              Services             Costs          Costs        Cost of          Amount
    Services                   Services              Rendered            Charged        Charged       Capital          Billed
-----------------         -----------------          --------            -------       --------       -------          ------


NONE



                     ITEM 4. SUMMARY OF AGGREGATE INVESTMENT

                                December 31, 1997
                                 (in thousands)

Investments in Energy-Related Companies:
  Total consolidated capitalization of Cinergy Corp.
    as of December 31, 1997                                $6,067,119
  Total capitalization multiplied by 15%                      910,068
  Greater of $50 million or total capitalization
    multiplied by 15%                                                   910,068
  Total current aggregate investment subsequent to
    March 24, 1997 (categorized by major line of energy-related business):
      Energy-related business category "i" (1)                  12,825
      Energy-related business category "v" (2)                  78,982
      Energy-related business category "vi" (3)                  8,423
      Energy-related business category "vii" (4)                  (314)*
      Energy-related business category "viii" (5)                1,406
                                                             ---------

        Total current aggregate investment                              101,322
                                                                       --------
  Difference between the greater of $50 million or 15%
    of capitalization and the total aggregate investment
    of the registered holding company system                           $808,746
                                                                       ========

(1) Rule 58 defines category "i" as the rendering of energy management services and demand-side management services.

(2)   Rule 58 defines  category  "v" as the  brokering  and  marketing of energy
      commodities,   including  but  not  limited  to  electricity,  natural  or manufactured gas and other combustible fuels.

(3) Rule 58 defines category "vi" as the production, conversion, sale and distribution of thermal energy products, such as process steam, heat, hot water, chilled water, air conditioning, compressed air and similar products; alternative fuels; and renewable energy resources; and the servicing of thermal energy facilities.

(4) Rule 58 defines category "vii" as the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and remediation.

(5) Rule 58 defines category "viii" as the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.




* Aggregate investment has decreased subsequent to March 24, 1997.



                                                     ITEM 5. OTHER INVESTMENTS


Major Line of Energy-Related                Other Investment in Last       Other Investment in this      Reason for Difference in
          Business                               U-9C-3 Report                  U-9C-3 Report                Other Investment
                                                                                (in thousands)

NONE


                    ITEM 6. FINANCIAL STATEMENTS AND EXHIBITS


OMITTED FOR THE FOURTH CALENDAR QUARTER PURSUANT TO INSTRUCTIONS FOR "ITEM 6".

                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Cinergy Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                       Cinergy Corp.
                                                        Registrant


Dated:  March 30, 1998


                                           By       /s/ John P. Steffen
                                                      John P. Steffen
                                                  Duly Authorized Officer
                                                           and
                                                 Chief Accounting Officer

With the above signature, I also hereby certify that the corresponding report on Form U-9C-3 for the fourth quarter of 1997 was filed with Cinergy Corp's interested state commissions whose names and addresses are listed below.

The Public Utilities Commission of Ohio
Craig Glazer, Chairman
180 East Broad Street
Columbus, OH 43266

Indiana Utility Regulatory Commission
William D. McCarty, Chairman
302 W. Washington Street, Suite E306
Indianapolis, IN 46204

Kentucky Public Service Commission
B. J. Helton, Chairman
P.O. Box 615
Frankfort, KY 40602